Exhibit 99.10

coform	88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.
Company Number	29846

Company Name in full	Wolseley plc

Shares allotted (including bonus shares):

	From			To

Date or period during which shares were allotted	Day	Month	Year	Day	Month	Year

(if shares were allotted on one date enter that date in the “from” box)	12	09	2006

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	289	229	365
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	£5.62	£4.12	£6.57

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ For companies registered in England and Wales	DX 33050 Cardiff

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB For companies registered in Scotland	DX 235 Edinburgh

coform	88(2) cont

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.
Company Number	29846

Company Name in full	Wolseley plc

Shares allotted (including bonus shares):

	From			To

Date or period during which shares were allotted	Day	Month	Year	Day	Month	Year

(if shares were allotted on one date enter that date in the “from” box)	12	09	2006

Class of shares (ordinary or preference etc)	Ordinary
Number allotted	43
Nominal value of each share	25p
Amount (if any) paid or due on each share (including any share premium)	£8.81

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
MR FREDERICK CLARK	Ordinary	289

Address
31 BROADWAY PRESTATYN CLWYD
UK postcode LL19 8AU

Name	Class of shares allotted	Number allotted
MR CHRISTOPHER JAMES ATTWELL	Ordinary	150

Address
57 SHENDEN CLOSE SEVENOAKS KENT
UK postcode TN13 1PQ

Name	Class of shares allotted	Number allotted
MR JOHN HICKS	Ordinary	215

Address
32 KIPPEN DRIVE BUSBY GLASGOW LANARKSHIRE
UK postcode G76 8JH

Name	Class of shares allotted	Number allotted
MISS EMMA VICTORIA MALLINSON	Ordinary	43

Address
21 SPRINGFIELD TERRACE EMLEY HUDDERSFIELD WEST YORKSHIRE
UK postcode HD8 9SX

Please enter the number of continuation sheets (if any) attached to this form	1

Signed	/s/ M J White	Date 12.09.06
M J White
A secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mark White, Wolseley plc, Parkview 1220,
Arlington Business Park, Theale, Reading
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
MR MATTHEW WESTWOOD	Ordinary	229

Address
19 GAYDON ROAD ALDRIDGE WALSALL WEST MIDLANDS
UK postcode WS9 0SX

Name	Class of shares allotted	Number allotted

Address

UK postcode

Name	Class of shares allotted	Number allotted

Address

UK postcode

Name	Class of shares allotted	Number allotted

Address

UK postcode

Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 12.09.06
M J White
A secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Mark White, Wolseley plc, Parkview 1220,
Arlington Business Park, Theale, Reading
	RG7 4GA	Tel
	DX number	DX exchange

coform